Exhibit 99.19

CONSENT OF SGS GEOLOGICAL SERVICES INC.

March 25, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the “Form 40-F”)

SGS Geological Services Inc. hereby consents to the use of its name in connection with reference to its involvement in the preparation and review of the following scientific and technical information (the “Technical Information”):

●	Technical Report titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” with an effective date of November 12, 2025; and
●	the Mineral Resources for the Current Pit-Constrained Mineral Resource for the West Zone in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2025 and the Pit-constrained Mineral Resources Estimate for the West Zone in the Company’s Annual Information Form for the year ended December 31, 2025;

and to references to the Technical Information, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Information related to the undersigned in the Form 40-F. This consent extends to any amendments to the Form 40-F.

We further consent to the incorporation by reference of the Technical Information into Company’s Registration Statement on F-10 (File No. 333-291778) and any amendments thereto.

SGS Geological Services Inc.
/s/ Yann Camus
Name: Yann Camus
Title: P. Eng.